Exhibit (b)

May 1, 2017

Strictly Private and Confidential

SAVARIA CORPORATION

4350 aut. Chomedey

Laval (Québec) H7R 6E9

Attention: Jean-Marie Bourassa, Chief Financial Officer

RE:	Cdn$110,000,000 financing

commitment letter

Dear Sir:

You have advised us that Savaria Corporation (you or the Borrower) intends to acquire, directly or indirectly through a wholly-owned subsidiary, all of the issued and outstanding shares of SPAN-America Medical Systems, Inc.(Target), such that thereafter Target shall be a wholly-owned subsidiary.

We are pleased to inform you that, subject to the terms and conditions of this Commitment Letter, National Bank of Canada (NBC) hereby commits to underwrite 100% of Cdn$110,000,000 senior secured revolving credit facility (the Credit Facility).

The Credit Facility is more fully described in the attached summary of terms and conditions (the Term Sheet). NBC, in its capacity as underwriter, is referred to herein as the Underwriter, and this letter together with the attached Term Sheet is herein referred to as the Commitment Letter. Capitalized terms defined in the Term Sheet and not defined in this letter are used in this letter with the same respective meanings assigned in the Term Sheet.

NBC will act as administrative agent of the lending syndicate for the Credit Facility (in such capacity, the Administrative Agent), National Bank Financial Markets (NBF) will act as lead arranger (in such capacity, the Lead Arranger) and sole bookrunner (in such capacity, the Sole Bookrunner) for the Credit Facility.

The commitments, agreements and undertakings of the Underwriter and Lead Arranger hereunder are subject to the terms and conditions set forth in this Commitment Letter as well as to the payment of the fees referred to in the fee letter delivered to you concurrently herewith (the Fee Letter).

Conditions to Commitment

The commitment of the Underwriter hereunder is subject to the conditions precedent set forth in the section entitled "Initial Conditions Precedent" in the Term Sheet.

Savaria Corporation
Commitment Letter – Page 2

Commitment Termination

The Underwriter's commitment set forth in this Commitment Letter will terminate on July 31, 2017 (the Availability Expiration Date), unless the Closing Date takes place on or before such date. Prior to such date, this Commitment Letter may be terminated (i) by you at any time at your option or (ii) by the Underwriter if any condition set forth in the section entitled "Initial Conditions Precedent" in the Term Sheet is not satisfied. Pursuant to the Fee Letter, certain of the fees contemplated therein might become payable upon any such termination and your obligation to pay certain other fees survives any such termination.

Fees

You agree to pay the fees contemplated in the Fee Letter and agree that the payment of such fees as and when therein provided is an express condition of the commitment of the Underwriter.

Indemnification

You agree to indemnify and hold harmless the Underwriter, the Lead Arranger, the Administrative Agent, the Sole Bookrunner, each Lender and each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an Indemnified Party) from and against any and all claims, damages, losses (other than lost profits), liabilities and out-of-pocket expenses (including, without limitation, reasonable fees and disbursements of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto arising out of or in connection with or relating to the Credit Facility, this Commitment Letter, the Fee Letter, the Finance Documents or the transactions contemplated hereby or thereby, the Acquisition, or any use made or proposed to be made with the proceeds of the Credit Facility, whether or not such investigation, litigation or proceeding is brought by you, any of your subsidiaries, affiliates, creditors or shareholders, Target, any of its subsidiaries, affiliates, creditors or shareholders, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability or out-of-pocket expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have directly resulted from such Indemnified Party's intentional or gross fault or bad faith.

You agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, civil liability, tort or otherwise) to you, any of your shareholders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have directly resulted from such Indemnified Party's intentional or gross fault or bad faith or the breach of its obligations hereunder. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profit, business or anticipated savings).

Costs and Expenses

In further consideration of the undertakings of NBC and NBF, you hereby agree to pay, or reimburse each of NBC and NBF on the date of execution of the Finance Documents, if it occurs, or on such date as the commitment of the Underwriter hereunder is terminated (as determined under the section above captioned "Commitment Termination") and thereafter from time to time, upon presentation of a summary statement, for all reasonable and documented out-of-pocket expenses (including but not limited to NBC’s

Savaria Corporation
Commitment Letter – Page 3

and NBF’s travel expenses and reasonable fees, disbursements and other charges of legal counsel) in each case incurred in connection with the Credit Facility, the preparation and negotiation of this Commitment Letter, the Fee Letter and the Finance Documents or any litigation or enforcement relating thereto. You also agree to pay all reasonable and documented costs and out-of-pocket expenses of NBC and NBF (including, without limitation, reasonable fees, disbursements and other charges of legal counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder and under the Fee Letter.

Confidentiality

This Commitment Letter and the Fee Letter, the contents of any of the foregoing, and our and/or our respective affiliates' activities pursuant hereto or thereto, are confidential and shall not be disclosed by or on behalf of you or any of your affiliates (and by the Borrower or any of its affiliates) to any person without our prior written consent, except that you (or the Borrower) may disclose (i) this Commitment Letter to your and the Target's officers, directors, employees and advisors and those of your respective related entities, and then only in connection with the transactions contemplated hereby and on a confidential and need-to-know basis and (ii) the Fee Letter to your officers, directors, employees and advisors and then only in connection with the transactions contemplated hereby and on a confidential and need-to-know basis. You may also disclose this Commitment Letter as you are required to make by applicable law or compulsory legal process (based on the advice of legal counsel); provided, however, that if disclosure is required by applicable law or compulsory legal process you agree to give us prompt notice thereof and to cooperate with us in securing a protective order and that any disclosure made pursuant to public filings shall be subject to our prior approval (not to be unreasonably withheld or delayed).

You agree that you will permit us to review and approve any reference to us or any of our subsidiaries or affiliates in connection with the Credit Facility or the transactions contemplated hereby, any press release or similar public disclosure prior to public release. You agree that we and our respective subsidiaries or affiliates may share information on a confidential basis concerning you and your subsidiaries and affiliates, among ourselves (including our officers, directors, employees and advisors). You also agree that the Lead Arranger may publicize the Credit Facility and the roles of the Underwriter and the Lead Arranger, including, without limitation, through reporting to Thomson Reuters LPC, Bloomberg and other similar agencies, the insertion of standard advertisements (tombstones) in various financial publications and any other forms of advertising.

Representations and Warranties

You represent and warrant that (i) all information, other than financial projections, budgets and forecasts and information of a general economic or industry nature, that has been or will hereafter be made available to NBC, NBF or any Lender by you or any of your representatives in connection with the Credit Facility is and will be true, accurate and complete in all material respects at the time delivered and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect in light of the circumstances under which such statements were or are made and (ii) all financial projections, budgets and forecasts (collectively, the Projections), that have been or will be prepared by you or on your behalf and made available to NBC, NBF or any Lender by you or any of your representatives in connection with the Credit Facility have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time they are prepared, it being recognized by NBC, NBF and any Lender that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized. You agree that the Projections are an important

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Commitment Letter – Page 4

consideration in the credit analysis conducted by the Underwriter and you agree to supplement the information and Projections provided in connection hereunder from time to time until the Finance Documents become effective to correct any such misleading statement immediately when you become aware of such misleading statement.

In issuing this Commitment Letter, each of NBC and NBF is relying on the accuracy of the information furnished to it by or on behalf of yourselves and your affiliates without independent verification thereof.

No Third Party Reliance, etc.

The agreements of the Underwriter and the Lead Arranger hereunder and of any Lender that issues a commitment to provide financing under the Credit Facility are made solely for your benefit and may not be relied upon or enforced by any other person. Please note that those matters that are not covered herein or in the attached Term Sheet are subject to mutual agreement of the parties. The terms and conditions of this commitment letter may be modified only by agreement in writing signed by the parties.

You should be aware that each of NBC and NBF or one or more of their respective subsidiaries or affiliates may be providing financing or other services to parties whose interests may conflict with yours. Be assured, however, that consistent with the longstanding policies of NBC and NBF to hold in confidence the affairs of their customers, neither NBC nor NBF, nor any of their respective subsidiaries or affiliates, will furnish confidential information obtained with respect to you or your affiliates to any of their other customers. By the same token, neither NBC nor NBF, nor any of their respective subsidiaries or affiliates, will make available to you or your affiliates confidential information that they obtained or may obtain with respect to any other customer.

Governing Law, etc.

This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the Province of Quebec including the federal laws of Canada applicable therein (but excluding choice of law rules).

This Commitment Letter and the Fee Letter set forth the entire agreement between the parties with respect to the matters addressed herein and therein and supersede all prior communications, written or oral, with respect thereto previously delivered to you.

This Commitment Letter and the Fee Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter and Fee Letter, respectively. Delivery of an executed counterpart of this Commitment Letter and the Fee Letter by telecopier or electronic mail shall be as effective as delivery of a manually executed counterpart of this Commitment Letter and the Fee Letter, as the case may be.

Your obligations under the paragraphs captioned "Fees", "Indemnification", "Costs and Expenses" and "Confidentiality" shall survive the expiration or termination of this Commitment Letter.

Savaria Corporation
Commitment Letter – Page 5

The parties hereto confirm that it is their wish that this Commitment Letter and all documents relating thereto, including notices, be drawn up in the English language. Les parties aux présentes confirment leur volonté que cette lettre de même que tout document, y compris tout avis, s’y rapportant soient rédigés en langue anglaise.

Please indicate your acceptance of the provisions hereof by signing the enclosed duplicate copy of this Commitment Letter and returning same together with the Fee Letter to Alexandre Bergeron, Director Corporate Banking, National Bank Financial Markets, 1155 Metcalfe Street, 5th Floor, Montréal, Quebec, H3B 4S9 (telecopier: (514) 390-7860 or email: alexandreb.bergeron@bnc.ca), the whole at or before 5 p.m., Montréal time on May 1, 2017, the time at which the commitment of the Underwriter set forth above (if not accepted prior thereto) will expire. If you elect to deliver this Commitment Letter or the Fee Letter by electronic mail, please arrange for the executed originals to follow by next-day courier.

Sincerely,

[Signature pages follow]

SAVARIA CORPORATION
Commitment Letter – Signature Page

NATIONAL BANK FINANCIAL INC.		NATIONAL BANK OF CANADA

Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

SAVARIA CORPORATION
Commitment Letter – Signature Page

ACCEPTED AND AGREED, on this ___ day of __________, 2017.

SAVARIA CORPORATION

Per:
Name: Title:

Per:
Name: Title:

SAVARIA CORPORATION

SUMMARY OF TERMS AND CONDITIONS

This Summary of Terms and Conditions is not meant to be, nor should it be construed as, an attempt to define all of the terms and conditions of the transaction contemplated herein, nor is it intended to reflect specific document phrasing that could exist in the final Credit Agreement (as defined below). It is intended only to outline the basic business points agreed upon by the parties and upon which legal documentation might be structured. This Summary of Terms and Conditions forms part of the commitment letter dated May 1, 2017 between Savaria Corporation, National Bank of Canada and National Bank Financial Inc. (the Commitment Letter). Terms defined in the Commitment Letter are used herein with the same respective defined meanings.

1. BORROWER

Savaria Corporation (the Borrower).

To accommodate the acquisition transaction and the Borrower’s corporate structure, at the request of the Borrower, and subject to the consent of the Lead Arranger, a portion of the financing could also be made available to a US direct or indirect wholly-owned subsidiary of the Borrower, on a solidary basis.

2. TARGET	Span-America Medical Systems, Inc. (the Target)

3. TARGET GROUP	Target and all of its subsidiaries (the Target Group)

4. GUARANTORS

Subsidiaries of the Borrower that, in the aggregate, represent no less than 85% of the consolidated assets, revenues and EBITDA of the Borrower. Where at any time such threshold is not met, the Borrower shall cause additional subsidiaries to become guarantors. (the Borrower and the Guarantors are collectively referred to as the Restricted Parties)

It is expected that on the Closing Date the following subsidiaries will be Guarantors:

Savaria Concord Lifts Inc., Freedom Motors Inc., Van-Action (2005) Inc., Savaria Sales, Installation, and Services Inc., Savaria USA Inc., Savaria Lifts Inc., Silver Cross-Franchising Inc. and Silver Cross Automotive Inc. Also, any subsidiary created in order to proceed with the Acquisition shall also be a guarantor.

It is also expected that, following completion of the Acquisition Target and, to the extent required to comply with the foregoing threshold, certain of its subsidiaries will become guarantors.

5. CREDIT PARTIES	The Borrower and all of its subsidiaries including, following the Acquisition, the Target Group (collectively, the Credit Parties, and individually, a Credit Party)

Savaria Corporation
Summary of Terms and Conditions

6. ACQUISITION	The acquisition by the Borrower, directly or indirectly through a wholly-owned subsidiary, of all of the issued and outstanding shares of Target (the Acquisition). The expected sources and uses of funds for the Acquisition is set forth in Appendix A.

7. SOLE LEAD-ARRANGER	National Bank Financial Inc. (NBF)

8. SOLE BOOKRUNNER	NBF

9. ADMINISTRATIVE AGENT	National Bank of Canada (NBC) will act as administrative agent for the Lenders (in such capacity, the Administrative Agent).

10. CREDIT FACILITY	Cdn$110,000,000 senior secured revolving credit facility (the Credit Facility)

The Credit Facility will be documented pursuant to a credit agreement reflecting the terms hereof and such other terms as shall be agreed upon, the whole in form and substance acceptable to NBF (the Credit Agreement).

11. LENDERS	NBC and a group of financial institutions selected by NBC in consultation with the Borrower will act as lenders under the Credit Facility (collectively, the Lenders and individually, a Lender). Initially, NBC will underwrite the entire amount of the Credit Facility and does not expect to proceed with any syndication.

12. PURPOSES	The Credit Facility shall be used to (i) finance the Acquisition and fees and transaction expenses in relation to the Acquisition and the Credit Facility, (ii) refinance certain of the existing indebtedness of the Borrower and the Target, and (iii) following the Acquisition, finance the general corporate purposes of the Borrower and its subsidiaries.

13. ACCORDION	The Borrower will have the option to request to increase the amount of the Credit Facility by up to CDN$50,000,000 at any time. Each Lender retains the absolute discretion to consent or not to increase its commitment.

14. CLOSING DATE	The date of execution of the Credit Agreement (the Closing Date).

15. MATURITY DATE	The fifth (5th) anniversary of the Closing Date (the Maturity Date), unless extended.

16. ANNUAL EXTENSION	Annually, the Borrower shall have the option to request the Lenders to extend the Maturity Date by one (1) year. No Lender is required to consent to any such request and the Maturity Date can only be extended if all Lenders consent. The Credit Agreement will contain customary provisions for the replacement of dissenting Lenders where the Majority Lenders have consented to the extension of the Maturity Date.

Savaria Corporation
Summary of Terms and Conditions

17. REVOLVING PERIOD	The Credit Facility is available for drawing during the period from the Closing Date to the Maturity Date.

18. REVOLVING	The Credit Facility is available on a revolving basis, such that, during the Revolving Period, any amount repaid may be reborrowed, subject to the then available amount of the Credit Facility.

19. AVAILABILITY	The Credit Facility is available, at the Borrower’s option, in Canadian Dollars, by way of prime rate loans or the issuance of banker's acceptances (BAs), in US Dollars by way of US base rate loans or Libor loans, and by way of the issuance of letters of credit (LCs) in Canadian Dollars or US Dollars (up to a sub-limit to be negotiated).

20. RATES AND FEES	See Appendix B

21. SECURITY	The obligations of the Credit Parties in respect of the Credit Facility, the derivative instruments entered into from time to time with any Lender, any cash management agreement or consolidation of accounts arrangements (the Secured Obligations) shall be (i) secured by a first ranking lien on all assets of the Borrower, including a pledge of all capital stock owned by the Borrower, and (ii) solidarily guarantees by all Guarantors and secured by first ranking liens on all assets of the Guarantors, including a pledge of all capital stock owned by the Guarantors.

In respect of the Target Group, to the extent required to comply with the threshold referred to in Section 4 above, such guarantees and security shall be provided within 30 days following completion of the Acquisition.

22. VOLUNTARY PREPAYMENTS/PERMANENT CANCELLATION	Voluntary repayment or permanent cancellation of a portion of the Credit Facility will be permitted, without penalty or premium, at the option of the Borrower, subject to applicable breakage costs for Libor borrowings and cash collateralization provisions for BAs and LCs.

23. REPAYMENT AT MATURITY	The Borrower shall repay in full all amounts outstanding under the Credit Facility on the Maturity Date.

24. INITIAL CONDITIONS PRECEDENT	The following, each in form and substance satisfactory to the Lenders, shall be satisfied by the Borrower at the time of the initial advance:

(a)	execution of the Credit Agreement, the related security documents and all documentation ancillary thereto (collectively, the Finance Documents) and, in the case of security documents, registration thereof wheresoever required, supported by usual corporate documents and opinions from counsel to the Credit Parties in form and substance satisfactory to the Lead Arranger;

Savaria Corporation
Summary of Terms and Conditions

(b)	satisfactory acquisition documentation (including satisfactory minimum tender or shareholders’ approval (at least 66 2/3%) and other conditions), lock-up arrangements and all other relevant documents permitting the Borrower to complete the Acquisition (collectively, and as determined after the date hereof once the Borrower has finalized its acquisition structure, the Acquisition Agreements). Prior to or concurrently with the public announcement of the Acquisition, receipt by the Lead Arranger of a true copy of the Acquisition Agreements and the documents ancillary thereto, each in form and substance satisfactory to the Lead Arranger;

(c)	the Acquisition must be financed substantially in accordance with the sources and uses of funds outlined in Appendix A hereto, and substantially in accordance with the terms and conditions of the Acquisition Agreements and the Finance Documents; all existing debt for borrowed money of the Target Group to be repaid upon the Acquisition (except for permitted debt); no liens on assets of the Target Group other than permitted liens to be negotiated; the Lead Arranger being reasonably satisfied that, upon the Acquisition being consummated, Target shall become a direct or indirect wholly owned subsidiary of the Borrower; the Borrower shall not amend the Acquisition Agreements, waive conditions for its benefit in the Acquisition Agreements or declare itself satisfied with its due diligence on Target, in each case, without the prior written consent of the Lead Arranger;

(d)	the terms and conditions of the Acquisition Agreements shall have been complied with and all conditions precedent set out therein (other than the payment of that portion of the purchased price being funded under the Credit Facility) shall have been satisfied and not waived, such that the Acquisition shall be consummated contemporaneously with the making of the initial advance under the Credit Facility;

(e)	no injunction or other prohibition (regulatory or otherwise) under applicable laws shall exist against the Borrower to complete the Acquisition, including without limitation, proceeding with any subsequent second-step transaction resulting in Target becoming a direct or indirect wholly-owned subsidiary of the Borrower;

(f)	the absence of any Company Material Adverse Effect (as such terms is defined in that certain agreement and plan of merger among the Borrower, Maple Leaf Merger Sub and Target to be entered into concurrently herewith);

(g)	delivery of a draw request and of a payment direction letter;

(h)	delivery of a satisfactory compliance certificate establishing on a pro forma basis the Borrower’s compliance with the financial covenants;

Savaria Corporation
Summary of Terms and Conditions

(i)	satisfactory evidence that concurrently with the first drawdown all existing indebtedness of the Credit Parties shall be repaid in full and all guarantees and liens in respect of existing credit facility shall be released and discharged in full, and if not discharged, subject to an irrevocable undertaking to discharge (except for those that will constitute permitted lien, in which case no such discharge is required); and

(j)	payment of all fees and expenses then due in respect of the Credit Facility;

25. CONDITIONS PRECEDENT TO BORROWINGS

The following conditions precedent shall be satisfied by the Borrower at the time of each advance (other than the initial advance) prior to and immediately after giving effect to such advance:

1.    delivery of a draw request, when required;

2.    no material adverse change has occurred and is continuing or would result from the requested disbursement;

3.    representations and warranties are true and correct in all material respects and no breach of such representations and warranties would result from the requested disbursement; and

4.    no default or event of default has occurred and is continuing or would result from the requested disbursement.

26. REPRESENTATIONS AND WARRANTIES	Usual and customary for public acquisition financing transactions of this size and magnitude and subject to customary materiality qualification and, where required, thresholds to be agreed: corporate existence; power and authority; governmental approvals; no conflict; due execution, delivery and performance; compliance with laws, constating documents and material contracts; corporate structure and subsidiaries; due payment of taxes; absence of litigation or judgments; good title to properties; good conditions of properties; environmental compliance (except for satisfactory disclosure); compliance with pension plan legislation; insurance; accuracy of financial statements, absence of undisclosed liabilities; no material adverse change. The representations and warranties will apply to all Credit Parties.

Savaria Corporation
Summary of Terms and Conditions

27. AFFIRMATIVE COVENANTS	Usual and customary for public acquisition financing transactions of this size and magnitude and subject to customary materiality qualification and, where required, thresholds to be agreed, including but not limited to: maintenance of corporate existence and rights; compliance with laws; maintenance of properties in good repair; maintenance of appropriate and adequate insurance; inspection of books and properties; payment of taxes; compliance with environmental laws (except for satisfactory disclosure); compliance with pension legislation; notice of defaults, litigation and other adverse action. The affirmative covenants shall apply to all Credit Parties.

28. NEGATIVE COVENANTS	Usual and customary for public acquisition financing transactions of this size and magnitude, including, but not limited to:

(a)	limitations on mergers, liquidations, dissolutions of any Credit Party, subject to customary exceptions;

(b)	no Credit Party shall incur any debt for borrowed money other than (i) derivative instruments referred to in clause (f) below, and (ii) purchase money obligations, capital leases and local credit facility in favour of subsidiaries which are not Restricted Parties in foreign jurisdictions located outside of North America for an aggregate amount in respect of this clause (ii) not to exceed Cdn$5,000,000, provided that local credit facility shall be on a non-recourse basis to the Restricted Parties;

(c)	no liens on assets of the Credit Parties subject to permitted liens to be negotiated and to include liens securing purchase money obligations and capital leases up to the amount agreed to in (b) above;

(d)	no loans and investments in persons, or guarantee of obligations of another person, other than (i) guarantees under the Finance Documents, (ii) intercompany loans and investments among Credit Parties, (iii) investments in Target resulting from the Acquisition Agreements, including from the exercise of the top-up option contemplated in the merger agreement and the resulting inter-company note, and (iv) loans and investments in persons (other than Credit Parties) not to exceed at any time an amount per annum to be negotiated;

(e)	transactions with affiliates to be conducted on an arms-length basis at terms that are fair and commercially reasonable except for transactions among Credit Parties;

Savaria Corporation
Summary of Terms and Conditions

(f)	derivative instruments to be entered into to hedge existing positions and not for speculation and only protection against interest rate and/or currency fluctuations and/or material commodities price fluctuations. No restriction on ability of Credit Parties to enter into derivative instruments with other financial institutions;

(g)	all Credit Parties to be directly or indirectly wholly-owned, subject, in the case of Target to a delay to be negotiated to complete the Acquisition following the date on which the initial conditions precedent are met;

(h)	the Borrower shall not declare, make or pay any dividend, or make any other distribution, repurchase, redemption, retraction, return or withdrawal of capital, make any principal payment on any subordinated debt or on any vendor take-back debt (collectively, a Distribution) or set aside funds for any of the foregoing purposes if (i) a default or event of default has occurred and is continuing, or (ii) such Distribution could reasonably be expected to result in such a default or event of default or a failure to maintain the financial covenants, calculated on a pro forma basis after giving effect to the proposed Distribution;

(i)	no consensual restriction on the ability of any Credit Party (other than the Borrower) to make Distributions;

(j)	limitations on sales of assets by the Credit Parties other than customary exceptions for (i) the sale of obsolete machinery and equipment, (ii) the sale of inventory in the ordinary course of business, and (iii) other sale of assets not exceeding Cdn$5,000,000 per fiscal year provided the proceeds of any such sale are reinvested in acquisitions or capital expenditures;

(k)	capital expenditures not to exceed Cdn$10,000,000 per annum;

(l)	the Credit Parties shall not materially change the nature of their business, as currently conducted;

(m)	no material amendment to material contracts (to be defined); and

(n)	no acquisitions other than (i) the Acquisition and (ii) Permitted Acquisitions, and provided that the aggregate enterprise value of all Permitted Acquisitions (other than the Acquisition) during any fiscal year does not exceed Cdn$15,000,000;

Savaria Corporation
Summary of Terms and Conditions

“Permitted Acquisitions” to be defined to include acquisitions of a business or an entity provided that (i) it operates in the same line of business as the Credit Parties, (ii) it is not a hostile acquisition, (iii) it is located in Canada, the United States of America or Europe, (iv) 100% of the business will be acquired, (v) no default or event of default will occur as a result of the acquisition or result in a failure to meet the financial covenants calculated on a pro forma basis after giving effect to the proposed acquisition, (vi) the target entity is EBITDA positive, and (vii) to the extent required to comply with the threshold referred to in Section 4 above, the target entity will become a Credit Party and will provide the required guarantee and security.

29. FINANCIAL COVENANTS	Total Debt to EBITDA ratio equal to, or less than, 3.75x, stepping down to 3.50x 12 months after the Closing Date and stepping up to 3.75x for a period of 12 months following a Material Acquisition.

Fixed Charge Coverage Ratio equal to, or greater than, 1.20x;

EBITDA shall mean, at any time, for the twelve (12) month period immediately preceding such time, taken as one period, on a consolidated basis for the Borrower, earnings before interest, taxes, depreciation and, amortization, before non-recurring, unusual or extraordinary items approved by the Lenders, and before unrealized gains or losses relative to foreign exchange derivative instruments, in all cases during such period. For any period of calculation preceding the date of the Acquisition or any Permitted Acquisition, the EBITDA of the Borrower shall be calculated taking into account the historical EBITDA of the acquired entities or business. Similarly, in the case of any disposition of a subsidiary or business, the EBITDA shall be adjusted to remove the EBITDA of the disposed subsidiary or business for the period of calculation preceding the date of disposition;

Fixed Charge Coverage Ratio shall mean, at any time, for the twelve (12) month period immediately preceding such time, taken as one period, on a consolidated basis for the Borrower, the ratio of (i) EBITDA minus cash Distributions, cash taxes and capital expenditures, in each case, during such period, to (ii) the sum of cash interest expense and scheduled payments of debt for borrowed money, in each case, during such period (on a pro forma basis for the first year);

Material Acquisition shall mean, an acquisition, the enterprise value of which is equal to, or higher than, CDN$10,000,000;

Savaria Corporation
Summary of Terms and Conditions

Total Debt shall mean, at any time, on a consolidated basis for the Borrower, all debt for borrowed money of the Borrower at such time, including, for greater certainty, but without duplication, letters of credit, mark-to-market derivative instruments, debt under local credit facility, and guarantees to persons other than the Credit Parties.

30. FINANCIAL REPORTING	Usual and customary for a financing transaction of this size and magnitude, including, without limitation:

(a)	on a quarterly basis, within 45 days of the end of each financial quarter (other than the last financial quarter of each financial year):

	-	management prepared consolidated financial statements (including a balance sheet, income statements and cash flows) of the Borrower accompanied with a management discussion and analysis;

	-	compliance certificate, with detailed calculations and supporting information;

	-	report on asset value, revenues and EBITDA for each Credit Party and required calculation showing compliance with the 85% thresholds referred to in Section 4;

(b)	on an annual basis, within 90 days of the end of each fiscal year:

	-	audited consolidated financial statements of the Borrower, otherwise management prepared annual financial statements for each of the Credit Parties, including in each case, a balance sheet, income statements and cash flows, notes to financial statements and a management discussion and analysis;

	-	compliance certificate, with detailed calculations and supporting information;

	-	report on asset value, revenues and EBITDA for each Credit Party and required calculation showing compliance with the 85% thresholds referred to in Section 4;

(c)	on an annual basis, within 90 days of the end of each fiscal year, the budget and financial projections on a consolidated and quarterly basis for the next fiscal year, including a balance sheet, income statements and cash flows and pro forma financial covenant calculations; and

Savaria Corporation
Summary of Terms and Conditions

(d)	in connection with any acquisition, having an enterprise value of Cdn$10,000,000 or more, an acquisition certificate providing financial information on the Permitted Acquisition and showing pro forma compliance with the financial covenants after giving effect to the proposed acquisition.

31. EVENTS OF DEFAULT	Usual and customary for public acquisition financing transactions of this size and magnitude, including but not limited to:

(a)	non-payment of principal when due; non-payment of interest, fees or other amounts within three (3) business days of the due date thereof;

(b)	breach of financial or negative covenants;

(c)	breach of other covenants, subject to a grace period to be agreed;

(d)	failure of any representation or warranty to be true in all material respects when made or deemed made;

(e)	insolvency, debt relief or reorganization;

(f)	cross default to any other debt for borrowed money, subject to a threshold of Cdn$2,000,000;

(g)	any material adverse change;

(h)	any material judgment rendered against any Credit Party;
(i)	acquisition of control;

(j)	any person acquires a greater interest in the Borrower, calculated in voting or economic interest, than the Bourassa family.

Where appropriate, the events of default shall apply to all Credit Parties.

32. COST AND YIELD PROTECTION	Customary provisions for these types of financings, such as increased costs, changes in law, changes in capital adequacy and liquidity requirements, withholding taxes and environmental indemnity.

33. ASSIGNMENT AND PARTICIPATIONS	Customary provisions for these types of financings.

34. MAJORITY LENDERS	More than 66⅔% of total commitments, provided that, for any period where there are only two (2) Lenders, it shall mean all Lenders.

Savaria Corporation
Summary of Terms and Conditions

35. COUNSEL TO THE LEAD ARRANGER, THE LENDERS AND THE OTHER SECURED PARTIES	Norton Rose Fulbright

36. GOVERNING LAW AND FORUM	Quebec

Savaria Corporation
Summary of Terms and Conditions

APPENDIX A

SOURCES AND USES OF FUNDS

Sources of Funds		Uses of Funds
Credit Facility / Senior Debt	$ 58,700,000	Acquisition of Target Equity	$ 110,300,000
Cash on Hand	$ 46,000,000	Refinancing of Target’s Debt	$ 17,300,000
New Public Equity	$ 28,200,000	Transaction Costs	$ 5,300,000

Total Sources	$ 132,900,000	Total Uses	$ 132,900,000